U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

OMB APPROVAL
FORM 12b-25	OMB Number: 3235-0059 Expires: January 31, 2002 Estimated average burden hours per response... 2.50
NOTIFICATION OF LATE FILING	SEC FILE NUMBER 33-21481-FW
CUSIP NUMBER 92328V103

(Check One):

[ ]  Form 10-K      [ ]  Form 20-F      [ ]  Form 11-K      [x] Form 10-Q      [ ]  Form N-AR

For Period Ended:     November 30, 2000

[ ]     Transition Report on Form 10-K
[ ]     Transition Report on Form 20-F
[  ]     Transition Report on Form 11-K
[ ]     Transition Report on Form 10-Q
[ ]     Transition Report on Form N-SAR

             For the Transition Period Ended:  _____________________________________________________________

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             Read attached Instruction sheet before preparing form. Please print or type.

             Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART 1 - Registrant Information

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Full name of Registrant:  VentureNet Capital Group, Inc.

Former Name if applicable:  Not Applicable

Address of Principal Executive Office:

27349 Jefferson Avenue, Suite 200
Street and Number
Temecula, California 92590
City, State, and Zip Code

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PART II – Rules 12b-25 (b) and (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b - 25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[x]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion there of will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25c has been attached if applicable.

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PART III - Narrative

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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

             Management’s Discussion and Analysis of Financial Condition and Results of Operation, as related to the registrant’s financial information, certain of the financial information itself, and certain aspects of the description of its current operations will not be completed in sufficient time to file the Quarterly Report on Form 10-QSB for the period ended November 30, 2000 by January 16, 2001.

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PART IV- Other Information

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             (1)   Name and telephone number of person to contact in regard to this notification:
Michael N. Brette          (909)                 296-9945
        Name              (Area Code)    (Telephone Number)

             (2)   Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes [x] No [ ]

             (3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [ ] No [x]

             If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                                   VentureNet Capital Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

VentureNet Capital Group, Inc.
Date: January 16, 2001	By:	/s/ MICHAEL N. BRETTE

Michael N. Brette Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.